UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

NEW YORK MORTGAGE TRUST, INC.
(Name of Issuer)

Common Stock, par value $0.01
Series A Preferred Stock, par value $0.01
(Title of Class of Securities)

649604501
649604303
(CUSIP Number)

Janet L. Tarkoff
Managing Director and Chief Legal Officer
JMP Group Inc.
600 Montgomery Street, Suite 1100
San Francisco, CA 94111
Tel: (415) 835-8958
Fax: (415) 835-8910
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JMP Group Inc. (20-1450327)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

1,214,585

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

1,214,585

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,214,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

12.2%[1]

14	TYPE OF REPORTING PERSON

HC

1 Calculated based on the quotient of (a) 589,585 shares of common stock, par value $0.01 of the Issuer (“Common Stock”) and 250,000 shares of Series A Preferred Stock, par value $0.01 of the Issuer (the “Preferred Stock”) beneficially owned by the Reporting Person; the immediate convertibility of such Preferred Stock into 625,000 shares of Common Stock of the Issuer; divided by (b) 9,320,094 shares of Common Stock issued and outstanding as of November 6, 2008 and 625,000 Common Stock underlying the Preferred Stock..  The outstanding Preferred Stock, which votes with the common stock (on an as converted basis), and the Common Stock beneficially owned by the Reporting Persons constitutes 12.2% of the voting power.

SCHEDULE 13D
RELATING TO THE COMMON AND PREFERRED STOCK OF
NEW YORK MORTGAGE TRUST, INC.

ITEM 1.  SECURITY AND ISSUER.

This statement on the Amendment No. 3 to Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per shares (“Common Stock”) and the Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of New York Mortgage Trust, Inc., a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1301 Avenue of the Americas, New York, NY 10019.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)
This statement is filed by JMP Group Inc. (“JMP Group” or the “Reporting Person”).  It is an amendment to the previous joint filing with Harvest Capital Strategies LLC (formerly known as JMP Asset Management LLC) (“HCS”) on its own behalf and on behalf of certain investment funds and entities over which it exercises investment discretion (collectively, the “Funds”).  JMP Group disclaims the existence of a “group” with HCS or the Funds.  HCS is filing its own Amendment 2 to Schedule 13D separately from the current filing.

(b)	JMP Group is a Delaware corporation with principal offices at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(c)
JMP Group is a public holding company.  One of its indirect subsidiaries, HCS, provides investment management services, and another of its subsidiaries, JMP Securities LLC, provides investment banking, sales and trading, and equity research services.  Although it is, through JMP Group LLC (a wholly owned subsidiary), the sole owner of its operating subsidiaries, JMP Group generally does not participate in or control any investment or voting decisions made those subsidiaries, including decisions made by HCS on behalf its investment management clients.  JMP Group and its subsidiaries have instituted policies and follow procedures to ensure the investment decisions made by each entity are separate from the investment decisions of the other entities, including information barrier policies.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased an aggregate of 1,179,171 shares of Common Stock in a private placement by the Issuer on February 21, 2008.  Subsequently, on May 27, 2008 the Issuer affected a one-for-two reverse stock split of its Common Stock (the “Stock Split”).  As a result of the Stock Split, the Reporting Person now owns 589,585 shares of Common Stock.  The Articles Supplementary Establishing and Fixing the Rights and Preferences of the Preferred Stock, provide that the conversion rate and effective conversion price of the Preferred Stock be appropriately adjusted to reflect any reverse stock split. As a result, the conversion rate the Preferred Stock was automatically adjusted to two and one-half to one (2 ½ to 1).   The source of the funds for the purchase of the Common Stock was a bank loan in the ordinary course of business by the Reporting Person.  The record ownership of the Issuer’s securities by JMP Group is set forth in the table below.

Record Ownership of Preferred Stock and Common Stock

Name	Shares of Common Stock	Shares of Preferred Stock	Shares of Common Stock upon Conversion
JMP Group Inc.	589,585	250,000	1,214,585

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Reporting Persons acquired the Common Stock for investment purposes in a private offering from the Issuer.  The Reporting Person has no plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)            The Reporting Person beneficially owns, in the aggregate, 1,214,585 shares of common stock, which represents 12.2% of the outstanding shares of common stock of the issuer.  The ownership percentage is based on the quotient of (a) 589,585 shares of Common Stock and 250,000 shares of Preferred Stock beneficially owned of record by the Reporting Person; the immediate convertibility of such Preferred Stock into 625,000 shares of common stock of the Issuer; divided by (b) 9,320,094 shares of common stock issued and outstanding as of November 8, 2008 and 625,000 common stock underlying the Preferred Stock described above..

(b)            The information contained on the cover page hereto is hereby incorporated by reference to this Item 5(b).  JMP Group expressly disclaims beneficial ownership of any securities held of record by or beneficially owned by HCS or the Funds described in HCS’s amendment No.1 and No. 2 to Schedule 13D.

(c)            N/A

(d)            N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JMP Group and HCS (exercising its investment discretion on behalf of the Funds) cooperated and coordination in negotiating and entering into the Stock Purchase Agreement, including provisions of the Stock Purchase Agreement pursuant to which certain changes were made in the Issuer’s board of directors, as described in the Reporting Person’s previous filing on Schedule 13D.  However, the parties to such Purchase Agreement expressly disclaim the existence of a “group” subsequent to the execution of the Purchase Agreement.  In addition, the Reporting Person does not have any agreement or arrangement with HCS or with any Fund (nor does any Fund have any agreement or arrangement with any other Fund) to act together with respect to the Issuer or its securities except for the purpose of facilitating the implementation of their individual decisions as to the exercise of their rights under the Stock Purchase Agreement (including rights to exercise the option described elsewhere in this Statement) and the Registration Rights Agreement described below.  The Reporting Person disclaims beneficial ownership of any securities owned of record by HCS and/or a Fund and each Fund each disclaims beneficial ownership of any securities owned of record by it or by any other Fund, HCS or the Reporting Person.

As noted above, while JMP Group is the ultimate parent of HCS, it is JMP Group’s policy that it does not control, influence or participate in investment decisionmaking (including voting of shares or proxies) by its subsidiaries, including HCS, in HCS’ role as investment manager, and both JMP Group and HCS maintain procedures to implement that policy.  In exercising its investment discretion as investment manager for the Funds, HCS (through multiple portfolio managers, acting independently) considers the investment objectives and other needs of each such entity.  The cooperation and negotiation involved in the negotiation and execution of the Stock Purchase Agreement was for the purpose of implementing investment decisions made independently as to each Fund and decisions as to voting and disposition of the securities that are the subject of this Statement will be made separately as to each of the Funds and independently of decisions JMP Group makes as to the securities it holds.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of JMP Group might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.  Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any “group” status or shared investment control with respect to such securities.

Stock Purchase Agreement:

The Issuer, JMP Group and each of the Funds entered into the Stock Purchase Agreement on November 30, 2007, which is incorporated herein by reference and attached as Exhibit 7.01 to the Schedule 13D filed by the Reporting Person on January 28, 2008.

Registration Rights Agreement:

The shares of Preferred Stock and the shares of Common Stock issuable upon the conversion of the Preferred Stock (collectively, the “Shares”) are covered by a Registration Rights Agreement (the “Registration Rights Agreement”),which is incorporated herein by reference and attached as Exhibit 7.03 to the Schedule 13D filed by the Reporting Person on January 28, 2008.  The shares of Common Stock purchased in the February 21, 2008 PIPE are also subject to a registration rights agreement as filed by the Issuer in its public filing on Form 8.K dated as of February 19, 2008.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

7(1) Incorporated by reference to Reporting Person’s Form S-1 A filed March 27, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 17, 2009

JMP GROUP INC.

By:	Janet L. Tarkoff
Its:	Chief Legal Officer